Exhibit 99.1

NEWS RELEASE TSX: ELD NYSE: EGO	ELD No. 13-11 September 5th, 2013

Exploration Update
New Zones of Mineralization at Tanjianshan 45.0m @ 9.04 g/t

VANCOUVER, BC – Paul N. Wright, Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”) is pleased to provide a progress report on Eldorado’s exploration programs for the first half of 2013.  To date this year, 106,500 metres of drilling have been completed at exploration programs in China, Turkey, Brazil, Romania, and Greece.  Exploration highlights include:

•
Discovery of two high grade zones of mineralization within the Qinlongtan mining license at Tanjianshan, including drillhole intercepts of 45.0m @ 9.04 g/t Au (QD-303), 22.0m @ 9.80 g/t Au (QD-306), 10.9m @ 17.53 g/t Au (QD-300) and 3.0m @ 17.06 g/t Au (QD-301).

•
Completion of 18,500m of resource upgrade drilling at White Mountain and 6,800m of resource upgrade drilling at Jinfeng; at Jinfeng, this drilling also contributed to the discovery of a new high grade zone outside of the existing resource model, with drillhole intercepts of 12.0m @ 9.07 g/t Au (HDDU-0200) and 9.0m @ 10.5 g/t Au (HDDU-0204).

•
Further definition of high grade ore shoots at the Kokarpinar Vein target at Efemcukuru, with drillhole intercepts of 4.5m @ 19.89 g/t Au (KV-517), 0.9m @ 183.60 g/t Au (KV-519) and 0.9m @ 54.60 g/t Au (KV-502).

“The results from the exploration programme are particularly encouraging as they are supportive of increases to the Company’s resource and reserve base, and highlight areas for further drill testing,” commented Paul N. Wright, Chief Executive Officer.

Tanjianshan, China

At Tanjianshan, over 13,000m of exploration drilling have been completed at the Jinlonggou pit and in areas peripheral to the Qinlongtan open pit.  At Jinlonggou, drilling has tested the Bridge target (located between the main pit and the M7 pit) and down-dip extensions of mineralized fault zones beneath the western highwall of the pit (Fig. 1).  Drilling in these target areas has intersected numerous mineralized zones that are not included in the current resource model (Table 1); infill drilling to convert these zones to measured and indicated mineral resources is ongoing.

Figure 1: East-west cross section through the Jinlonggou Pit showing locations of the Bridge and West Wall target areas and schematic representations of gold mineralized zones

Table 1:  Selected results from 2013 exploration drilling at the Jinlonggou open pit.  Most reported intercepts are in areas with widely-spaced previous drilling, and are outside of the existing resource model

Jinlonggou Bridge Zone Target
Drillhole	From (m)	To (m)	Interval (m)	Estimated true width (m)	Au (g/t)
JD-427	33.00	39.00	6.00	6.0	3.68
JD-430	76.00	80.00	4.00	4.0	9.34
JD-431	95.00	100.00	5.00	4.9	3.80
JD-432	56.00	68.60	12.60	4.3	3.21
JD-433	63.00	69.00	6.00	5.6	5.63
and	76.00	80.00	4.00	3.8	4.48
JD-435	85.00	91.00	6.00	5.9	3.32
and	142.00	147.00	5.00	4.9	2.86
JD-436	58.00	61.00	3.00	3.0	6.69
JD-438	1.00	5.00	4.00	3.3	3.77
and	18.00	26.00	8.00	6.6	2.08
JD-439	29.00	32.30	3.30	3.3	5.11
JD-440	69.00	73.00	4.00	4.0	4.89
and	99.00	103.00	4.00	4.0	4.21
JD-445	52.00	57.00	5.00	4.7	7.85
JD-448	55.00	66.00	11.00	9.5	4.23
JD-449	0.60	6.00	5.40	3.5	7.10
and	44.00	47.00	3.00	1.9	10.72
JD-454	1.00	5.00	4.00	2.3	4.79
and	11.00	14.00	3.00	1.7	6.32
and	104.00	110.20	6.20	3.6	17.46

JD-455	63.00	71.00	8.00	7.9	4.21
and	77.80	81.00	3.20	3.1	9.68
JD-458	37.50	39.70	2.20	1.9	5.96
JD-461	9.50	14.00	4.50	3.9	11.80
JD-466	10.00	16.00	6.00	5.4	32.98
and	22.00	25.00	3.00	2.7	6.64
and	42.90	45.00	2.10	1.9	5.90
JD-467	0.00	5.00	5.00	3.8	6.26
and	38.00	42.00	4.00	3.1	6.28
JD-469	19.00	24.00	5.00	4.3	3.04
JD-470	18.00	28.00	10.00	9.8	2.65
Jinlonggou West Wall Target
JD-418	100.00	105.00	5.00	5.0	7.03
JD-422	104.00	109.00	5.00	5.0	6.23
JD-423	54.00	71.00	17.00	15.9	6.49
JD-434	92.00	94.00	2.00	1.7	7.42

At the previously-producing Qinlongtan pit, exploration drilling has identified two new zones of high grade gold mineralization peripheral to the northern end of the open pit.  The Qinlongtan Northwest Extension lies in the footwall of the historical deposit, localized along a fault coinciding with the axial surface of a regional antiform.   The Qinlongtan Northern Deep zone occurs along the same contact as the historically mined deposit, but at deeper levels beneath the northern end of the pit in areas that were untested during the original deposit definition drilling (Fig. 2).  Both of these zones are open at depth and to the north, and stepout drilling is ongoing.

Figure 2: North-south longitudinal section through the Qinlongtan pit showing gold grade x thickness contours of previously mined material and in the Qinlongtan Northern Deep zone

Table 2:  Selected results from 2013 exploration drilling in the Qinlongtan mining license area

QLT Northwest Extension
Drillhole	From (m)	To (m)	Interval (m)	Estimated true width (m)	Au (g/t)
QD-287 (2012)	82.00	87.00	5.00	4.0	5.05
and	131.00	137.00	6.00	4.5	9.05
QD-288 (2012)	81.30	93.00	11.70	8.0	4.76
QD-301	157.00	160.00	3.00	2.5	17.06
and	194.00	196.60	2.60	2.0	4.49
QLT Northern Deeps
QD-291	295.40	297.00	1.60	1.5	14.00
QD-297	251.00	257.00	6.00	5.0	2.51
QD-300	247.00	262.00	15.00	15.0	12.96
including	248.10	259.00	10.90	10.0	17.53
QD-302	269.00	274.50	5.50	4.0	3.83
QD-303	186.00	231.00	45.00	30.0	9.04
QD-304	237.00	252.00	15.00	11.0	1.40
and	276.00	281.60	5.60	5.0	3.87
QD-306	224.00	246.00	22.00	20.0	9.80

Jinfeng, China

At Jinfeng, 6,850m of underground exploration drilling have been completed in 2013.  Most of this drilling was directed towards upgrading inferred resources within the mineralized F2, F3, and F6 fault zones.  Drilling also cut a new zone of mineralization lying outside the current resource model, just below the southern edge of the open pit.  Significant assay results from the new zone and from the resource upgrade drilling are outlined in Table 3 below.

Table 3:  Selected results from 2013 resource upgrade drilling at the Jinfeng Mine

Resource Upgrade Drilling
Drillhole	From (m)	To (m)	Interval (m)	Estimated true width (m)	Au (g/t)
HDDU0187	20.00	44.00	24.00	22.3	4.66
HDDU0189	18.00	29.00	11.00	10.9	5.50
HDDU0190	5.00	15.70	10.70	4.8	8.16
HDDU0191	0.00	27.00	27.00	14.9	2.98
and	60.00	75.00	15.00	8.4	3.05
HDDU0192	12.00	25.00	13.00	12.9	2.29
HDDU0194	0.00	17.00	17.00	15.1	2.03
and	96.00	113.60	17.60	15.4	2.49
HDDU0196	16.00	31.00	15.00	13.7	3.12

HDDU0197	0.00	20.00	20.00	8.3	2.50
and	85.00	156.00	71.00	26.7	1.76
HDDU0198	74.00	90.00	16.00	15.8	10.46
HDDU0199	0.00	31.00	31.00	16.1	4.20
and	60.00	63.00	3.00	2.7	12.26
HDDU0202	0.40	13.00	12.60	12.55	3.58
HDDU0205	0.00	21.00	21.00	20.0	5.15
HDDU0206	0.00	21.00	21.00	9.95	3.54
and	50.00	59.00	9.00	7.79	4.95
HDDU0207	0.00	18.00	18.00	13.9	2.99
and	54.00	60.00	6.00	3.78	5.26
and	78.00	86.00	8.00	5.21	3.51
HDDU0208	0.00	19.00	19.00	16.5	3.02
HDDU0211	24.00	29.00	5.00	4.82	3.04
HDDU0212	32.00	35.00	3.00	3.0	4.73
HDDU0214	83.00	93.00	10.00	7.15	1.97
HDDU0217	79.00	84.20	5.20	5.2	3.94
HDDU0223	53.00	57.00	4.00	4.0	3.69
HDDU0223	85.00	99.60	14.60	6.3	4.83
HDDU0225	209.00	231.00	22.00	8.0	2.04
HDDU0226	35.00	44.00	9.00	5.0	11.42
HDDU0227	104.00	114.00	10.00	7.4	2.61
HDDU0231	36.00	47.00	11.00	4.7	4.28
HDDU0233	243.00	257.00	14.00	7.6	2.41
HDDU0235	35.00	51.00	16.00	4.0	6.48
HDDU0235	195.00	214.00	19.00	5.04	4.37
HDDU0236	112.00	120.00	8.00	5.7	10.51
HDDU0238	80.00	100.00	20.00	7.5	2.19
New Zone
HDDU0200	22.00	28.00	6.00	6.0	7.88
and	34.00	40.00	6.00	6.0	7.17
and	46.00	58.00	12.00	7.0	9.07
HDDU0203	65.00	72.00	7.00	6.4	5.21
HDDU0204	17.00	26.00	9.00	9.0	10.50
and	198.00	207.00	9.00	8.4	3.40

White Mountain, China

At White Mountain, all of the 2013 drilling completed to date was directed towards upgrading existing inferred resources.  Underground development is progressing on an exploration drift that will provide drill platforms to infill and expand the deep northern zone of mineralization beginning in Q4.  Significant results of the resource conversion drilling are tabulated below.

Table 4:  Selected results from 2013 resource upgrade drilling at the White Mountain Mine

Resource Upgrade Drilling
Drillhole	From (m)	To (m)	Interval (m)	Estimated true width (m)	Au (g/t)
DHE410-98	100.30	105.30	5.00	3.96	5.59
DHE560-91	58.20	64.20	6.00	5.79	5.76
DHE560-114	61.70	72.80	11.10	11.03	6.31
DHE410-100	97.60	109.40	11.80	10.22	1.94
and	114.90	124.50	9.60	8.31	2.26
DHE660-43	101.90	114.20	12.30	10.63	1.80
DHE560-117	32.20	47.20	15.00	10.52	18.88
DHE410-102	72.40	94.00	21.60	19.75	5.79
DHE410-99	133.60	151.10	17.50	15.81	2.33
DHE410-65	18.50	50.60	32.10	23.85	6.08
and	61.50	73.10	11.60	8.62	3.27
DH395-01	29.60	61.30	31.70	31.58	3.95
and	74.80	95.80	21.00	20.92	2.86
DHE410-133	82.20	113.00	30.80	29.66	1.92
DH380-07	41.60	72.60	31.00	28.57	1.57
DH410-135	113.00	126.60	13.60	10.26	5.07
DHE365-01	42.00	55.00	13.00	12.11	7.15
DHE365-03	42.70	46.50	3.80	3.49	10.32
DHE365-04	28.10	51.50	23.40	19.55	6.72
DHE380-01	37.8	72.0	34.2	32.71	2.90
DHE365-21	47.20	52.10	4.90	4.51	8.89
DHE380-02-1	46.00	94.30	48.30	40.04	3.24
DHE365-26	30.40	35.20	4.80	3.91	11.52
DHE395-19	61.70	106.30	44.60	41.67	1.94
DHE380-09	49.40	67.40	18.00	17.02	1.62
DHE380-10	51.80	61.70	9.90	8.79	5.54
DHE410-148	125.80	128.30	2.50	2.49	22.83
DHE365-10	114.60	120.80	6.20	5.71	3.20
DHE-380-50	32.00	60.90	28.90	26.35	2.06

Efemcukuru, Turkey

At Efemcukuru, drilling is ongoing on the Kokarpinar vein and on the open down-dip extension on the South Ore Shoot (Kestane Beleni vein).  New high grade intercepts from the South Ore Shoot demonstrate that the shoot remains open down dip, similar to the Middle and North Ore Shoots.  At Kokarpinar, high grade intercepts are clustered in three different zones and occur both within the principal vein and in bordering stockwork vein systems.

Table 5:  Selected results from late 2012 and 2013 exploration drilling at the Efemçukuru mine

Drillhole	From (m)	To (m)	Interval (m)	Estimated true width (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Kestane Beleni vein, South Ore Shoot
KV-491	37.40	38.68	1.28	1.2	22.90	8.70	0.69	0.51
KV-493	185.4	186.6	1.20	1.2	16.65	8.50	0.02	0.03
KV-496	223.00	224.50	1.50	1.5	4.95	3.70	0.01	0.03
KV-497	297.60	300.91	3.31	3.3	15.67	19.78	0.80	1.73
KV-501	282.50	287.20	4.70	4.7	11.80	8.00	0.02	0.03
and	286.10	287.20	1.10	1.1	44.80	26.70	0.01	0.02
KV-504	323.87	326.74	2.87	2.4	4.08	7.61	0.25	0.38
Kokarpinar Vein, Main Ore Shoot
KV-499	215.80	221.64	5.84	5.8	9.14	22.88	1.89	1.90
KV-502	244.50	245.40	0.90	0.8	54.60	93.70	9.09	6.27
KV-511	266.70	267.40	0.70	0.7	20.10	5.90	0.10	0.16
KV-514	227.40	228.35	0.95	0.9	19.80	24.10	0.85	1.05
KV-516	216.80	218.30	1.50	1.5	6.88	20.40	0.99	26.01
KV-523	281.00	283.60	2.60	2.3	5.30	7.69	0.28	0.35
KV-524	117.30	122.00	4.70	3.8	2.66	4.84	0.06	0.25
KV-525	309.70	312.40	2.70	2.3	9.42	14.91	0.81	0.97
KV-528	496.00	498.80	2.60	2.4	7.74	18.30	1.33	1.47
KV-544	78.20	79.30	1.10	0.9	11.21	10.04	0.81	0.44
Kokarpinar Vein, Stockwork Zone
KV-456	288.50	294.50	6.00	4.9	121.96	61.55	0.03	0.03
including	290.00	293.00	3.00	2.4	240.75	120.35	0.06	0.03
KV-462	340.00	343.50	3.5	2.9	116.59	36.39	0.01	0.01
including	341.60	342.60	1.00	0.8	571.0	175.00	0.01	0.01
KV-502	244.50	246.50	2.00	1.8	25.13	44.80	4.44	3.20
KV-517	255.00	259.50	4.50	4.0	19.89	12.85	0.07	0.10
KV-519	236.20	240.30	4.10	3.6	4.82	8.72	0.09	0.13
KV-519	269.40	270.30	0.90	0.8	183.60	87.30	0.02	0.01

Other Exploration Programs

Romania
We have completed 43,000m of infill and stepout drilling at the Certej deposit, the results of which are now being incorporated in updating the deposit geology and resource models.  Exploration activities have now shifted to target delineation on the newly acquired Brad, Deva and Muncel exploration licenses, with preliminary drilling anticipated in early Q4.

Turkey
We are currently conducting a 3,000m drilling program at the Ardala/Salinbaş project in northeast Turkey (held under a joint venture agreement with Ariana Resources PLC) testing targets in the transitional zone between the Salinbaş epithermal Au prospect and the Ardala Cu-Au porphyry.  In western Turkey, target generation work is being completed on our reconnaissance-stage projects.

Greece
At the Piavitsa deposit, seven drill rigs are currently completing the first-pass drilling program initiated in 2012, testing the mineralized trend over a 3.0km strike length.  In late Q3 and Q4 infill drilling of the most strongly mineralized segment of the deposit will be directed towards upgrading inferred resources.  At Perama Hill, exploration drilling is suspended pending receipt of the project Environmental Impact Assessment (EIA).

Brazil
3,400m of deposit definition drilling at the Vila Nova iron ore mine in Amapa has been completed and a 2,500m phase 1 drill program at the Chapadinha project in Goias has been completed.  Exploration activities are now focused on drill target delineation at projects in Goias, Tocantins and Minas Gerais.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
Chief Executive Officer

Dr. Peter Lewis P.Geo., V.P. Exploration for Eldorado, is the qualified person for the technical disclosure in this press release. Assay results reported in this release for the China projects were diamond drill core samples prepared at Eldorado’s sample preparation facilities at out Tanjianshan, Jinfeng, and White Mountain mines, and assayed at our laboratory at Tanjianshan, at the ALS Chemex facility in Guangzhou, and at Intertek Laboratories in Beijing.  Assay results for the Efemcukuru  project were diamond drill core samples prepared at Eldorado’s sample preparation facility at Cannakale and assayed at ALS Chemex’s laboratory in Vancouver, Canada.   Certified standard reference materials, field duplicate and blank samples were inserted prior to shipment from the preparation sites and were regularly monitored to ensure the quality of the data.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to the Company’s Exploration Update.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2013.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO)

Contact Nancy Woo, VP Investor Relations Eldorado Gold Corporation Phone: 604.601-6650 or 1.888.353.8166 Fax: 604.687.4026 Email: nancyw@eldoradogold.com	1188, 550 Burrard Street Vancouver, BC V6C 2B5 Website: www.eldoradogold.com
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